Media Release 22 June 2020

Exhibit 99.1
James Hardie Raises Q1 Fiscal Year 2021 Guidance

James Hardie Industries plc (ASX: JHX), today raised guidance for the first quarter of fiscal year 2021 ending 30 June 2020.

•	Provided guidance for Q1 FY21 North America Exteriors volume to be in a range of flat to +2% growth compared to the prior corresponding period (“pcp”);

•	Increased and narrowed its previously guided range for Q1 FY21 North America Adjusted EBIT margin, from 22% - 27%, to 27% - 29%;

•	Increased liquidity guidance from greater than US$600 million at 30 June 2020, to greater than US$640 million at 30 June 2020;

•	Improved leverage ratio guidance from less than 2.0x at 30 June 2020, to less than 1.80x at 30 June 2020;

•	Provided guidance for Q1 FY21 Australia volume to be flat compared to pcp; and

•	Provided guidance for Q1 FY21 Europe volume to be in a range of down 14% to down 11% compared to pcp.

Dr. Jack Truong noted, “In North America, housing market activity has steadily improved during the past seven weeks despite the COVID-19 pandemic. The better than expected underlying housing market during our Q1 FY21 combined with our continued focus on customer engagement to drive market share gains, resulted in volume growth in the second half of the first quarter. This improved volume result and our continued execution of lean manufacturing led to the increase of our Adjusted EBIT margin guidance range.”

“In addition, the quick and decisive capital management and working capital actions that we took beginning in mid-March continue to drive an improved liquidity and leverage position. Our relentless focus on these actions along with the continued profitable growth led to the improvement of our liquidity and leverage guidance.”

Dr. Truong concluded, “Our integrated management system, with clearly defined and connected processes, continues to enable the very good execution of our strategic plan through the pandemic and associated volatile markets. Our global team remains relentlessly focused on delivering growth above market with strong returns.”

James Hardie’s guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those risks related to the COVID-19 pandemic and set forth below in “Forward-Looking Statements.”

Management will conduct its Q1 FY21 results briefing on Tuesday 11 August 2020, 09:00 Sydney, Australia time. A teleconference and webcast will be available for analysts, investors and media.

This media release has been authorized by the James Hardie Board of Directors.

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Media Release: James Hardie Upgrades Q1 Fiscal Year 2021 Guidance	1

Media Release 22 June 2020

Investor, Analyst and Media Enquiries: Anna Collins
Telephone:    +61 2 8845 3356
Email:        media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;

•	statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

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Media Release 22 June 2020

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2020, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

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